UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignations of Directors

On December 6, 2024, each of Xiaoma (Sherman) Lu and Changqing (Benjamin) Ye resigned as a member of the Board of Directors (the “Board”) of NWTN Inc. (the “Company”) and all committees, effective immediately. On December 7, 2024, Xinyue (Jasmine) Geffner resigned as a member of the Board and all committees, effective immediately. In Messrs. Lu, Ye and Ms. Geffner’s letters of resignation, the individuals noted concerns regarding corporate governance practices, transparency in communications, and challenges related to financial leadership.

The Company is actively pursuing qualified candidates to fill the vacancies created by the director resignations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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